Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

Second Quarter Earnings

Conference Call Script

Phil Harding:

We welcome you to M-Flex’s 2006 second quarter conference call. Today we will discuss the highlights of our operations during the past quarter, the financial results for the second quarter and our financial guidance for the third quarter of fiscal year 2006.

Today I will discuss our operational highlights and guidance information while Craig Riedel, our CFO, will discuss our financial highlights. Reza Meshgin, our COO, Craig, and I will be available to answer your questions at the conclusion of our presentation.

Connie Chandler, from our investor relations firm will now review our forward-looking statement language before we start our discussion.

Connie Chandler:

I would like to remind all of you that certain statements in this call are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, gross margins, operating expenses, payment terms, the company’s diversification efforts, current and upcoming programs and product mix and the material content of such programs, growth and expansion of the company’s facilities, business and markets, including the non-wireless telecommunications sector, the growth of sales to the company’s customers and the relative size of each customer to the company, the company’s manufacturing capabilities, market opportunities, the company’s relationship and opportunities with its current and new customers, the results of the company’s research and development efforts, the release of the company’s camera cell phone modules and power adapter products, the benefits of the company’s strategies and joint ventures, the benefits and synergies that could be achieved from the company’s acquisitions, including the intention to offer to acquire the outstanding shares of MFS, the competitive advantages of the company and its customers, and expected tax rates. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “aim,” “anticipate,” “intend,” “project,” or similar words. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the company’s ability to successfully manage power shortages in China, the impact of competition and of technological advances, whether the company is able to make the offer to acquire the outstanding shares of MFS and the success of that offer, if made, the company’s ability to finance such offer, whether the company is able to privatize MFS if such offer is successfully made, and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the second fiscal quarter ended March 31, 2006. These forward-looking statements represent the company’s judgment as of the date of this release. The company disclaims any intent or obligation to update these forward-looking statements.

And with that I’ll turn the call back over to Phil Harding.

Phil Harding:

Thank you Connie. Since the first quarter of fiscal year 2002, which is our earliest publicly available financial information, the 2nd quarter of 2006 was the 14th consecutive quarter of year-on-year sales growth. The $123.8 million sales was the second highest sales quarter in the company’s history, reflecting a 60% increase over the comparable fiscal quarter for 2005, which is even better than the 14 quarters average increase of 54%. Although we did experience a typical seasonal downtrend in second quarter of approximately 11% from our record breaking first quarter of 2006, we sustained high customer demand and executed our operational activities effectively, enabling us to achieve a profit after tax of $12.5 million, the second highest in the company’s history, representing net income growth of 59% compared to the second quarter of fiscal 2005. Our half year sales grew by $101.7 million, an increase of 63% over the comparable period in 2005. Correspondingly, our half year profit after tax grew $12.5 million for an increase of 72% from fiscal 2005.

The majority of our growth in the 2nd quarter versus the comparable period of 2005 came from a 74% revenue increase from our largest customer. This, along with anticipated increases from the second and third wireless telecom customers, sustained this business sector at 88% of sales in the second quarter. We believe that sales to this second wireless customer will continue to increase and approach 10% of our quarterly revenue in the second half of calendar 2006.

Sales to our largest customer as a percentage of total sales declined slightly from our first quarter high of 88% to a second quarter amount of 85%, as the result of increases by other wireless telecom customers and other sectors which also exhibited growth, namely: computer/data storage, which grew 35%, and industrial, which grew 8%, each compared to the same quarter of 2005. In absolute dollars, PDA, power supply and medical sales remained relatively flat compared to the same quarter in 2005. During the second quarter, sales to customers other than our largest customer increased by 10% year over year and even increased 3% sequentially over the seasonal high in our first quarter.

A major noteworthy activity in the second quarter was the announcement that we intend to make an offer to purchase all of the issued ordinary shares of MFS Technology Ltd, which is a Singapore-based company. Since information about this proposed offer is already publicly available on the SEC, Singapore Stock Exchange and our websites, I won’t spend much time talking about this. However, I want to emphasize that this anticipated acquisition is consistent with our long-range strategic plan to grow our business at a healthy rate above the traditional flex business growth-rate. It is obvious that while expansion of facilities is necessary, the need to expand our people talent pool, both in the US and Asia, is even more critical. MFS not only brings us a diverse and a expanded factory base but, more importantly, brings us years of experience as a consistent performer in the flex sector with a management philosophy that fits well with ours.

Other than this event, the second quarter was “business as usual.” Our development efforts with Mobility Electronics are continuing with UL related tests in process. We expect to recognize revenue from these efforts in fiscal 2007. Aurora Optical continues to send samples to customers for evaluation, and we expect to receive purchase orders and start production in low volumes within the third quarter of fiscal 2006. We have begun expansion of our module assembly and clean room areas in our MFC2 factory in anticipation of future purchase orders. Our facility expansion at MFC2 is also on track with the building scheduled to be finished mid-summer, and with manufacturing expected to commence in the first quarter of fiscal 2007.

I would like to give thanks to all of our employees and the management team for our continued success in carrying out our company’s strategic plan and sustaining our growth. Without this exceptional team, these achievements would not be possible.

I will now turn the teleconference over to Craig to discuss our financial highlights.

Craig Riedel:

Thank you Phil. We had another strong quarter of growth. Revenue in our second quarter is typically the lowest of the year due to seasonality, yet we were able to achieve the second highest sales and profit performance in the history of the company. As Phil highlighted in his opening remarks, current quarter profits increased significantly resulting in an earnings per share growth of 53%, to 49 cents per diluted share, up from 32 cents per diluted share for the comparable quarter in fiscal 2005, as a result of increased sales to the wireless sector, primarily to our largest customer.

Our gross margins were a healthy 21% for the quarter, in line with our expectations of 18-22%. These margins are slightly lower than the comparable 24% for the second quarter fiscal 2005, primarily due to the higher material cost of our wireless handsets this quarter.

Even with the increased costs related to the implementation of FAS123R, we continue to leverage total operating expenses over higher quarterly sales. Our total operating expenses for the second quarter of fiscal 2006 dropped to 6.4% of net sales from 8.3% in the second quarter of the prior year. We believe that this percentage will remain relatively stable over the next quarter given expected third quarter sales and expected increased operating expenses, including SOX 404 and costs associated with equity compensation.

Our overall effective income tax rate for the quarter remained at 32%, and is within our expectations for fiscal 2006, which takes into consideration the expiration of certain tax holidays in China.

Reviewing the balance sheet, we utilized $22.4 million of cash in operations during the second quarter of fiscal 2006, primarily due to the growth of our accounts receivable balances as a result of a change in our collection period. Our DSO increased to 64 days from 48 for the previous sequential quarter. This was the result of lengthened payment terms, from 60 to 90 days, which is consistent with the trend in our industry. We expect our overall days’ sales outstanding will increase and some working capital usage will continue during the next quarter to reflect the further impact of this change in payment terms. We continue to manage our vendor terms given the change in our customer payment terms.

Inventory balances increased nominally, by 3.3% from the previous quarter, which is within our expectations to support current business volumes. Days’ inventory outstanding also increased to 45 days versus the previous sequential quarter’s 40 days, impacted by the sequentially lighter sales during the quarter due to seasonality.

Capital expenditures for the second quarter were $9.8 million, mainly related to the purchase of the Aurora Optical building in Tucson, Arizona of approximately $4.8 million and equipment purchases at our China facilities. There were no borrowings during the quarter and no debt outstanding as of the end of the quarter.

This concludes my discussion of the financial results and at this point I would like to turn the call back over to Phil.

Phil Harding:

Thank you Craig. In summary, our strategy is to continue to plan for the long term by balancing growth and investment in new opportunities, while evaluating our competitive environment and extending our leadership position in technology, quality and overall customer satisfaction. Our focus will remain to grow at a healthy rate, while maintaining our profitability and gaining market share. All of our investments are part of a master strategy with individual moves that fit into the big picture. This is why we have invested into the camera program, and also why we intend to make an offer to acquire MFS. I am delighted to say that we believe that the outlook for our business remains very strong and we expect to continue to perform well.

We expect third quarter 2006 sales to be in line with previous sales trends both in year over year growth as well as sequential growth. We expect our third quarter net sales to be within the range of $126 million to $136 million for a comparable quarter over quarter increase between 49% and 61%. Also, we expect the net income for the June 2006 quarter to be in the range of $12.2 to $13.6 million.

As noted in our news release this afternoon, because of some technical regulatory requirements in Singapore pertaining to the use of guidance during an offer period, we have concluded that it is not feasible to provide any further earnings guidance until the offer period ends, and for this reason we will temporarily put on hold our policy of providing quarterly guidance until the offer for MFS shares is either terminated or completed. We look forward to resuming our established guidance policy as soon as possible and expect to be able to do so for the second quarter of fiscal 2007.

At this point, I’d like to turn the call over to the operator, so that Craig, Reza and I can take your questions.

[Q&A]

Phil Harding:

Thank you all for listening to our presentations, for your thoughtful questions, and for your continued interest in M-Flex. We recognize that we have a lot of work ahead of us to sustain our growth and are anxious to get on with the task. We are looking forward to the future and the next conference call.

***

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to a Registration Statement on Form S-4 (the “S-4”) to be filed with the U.S. Securities and Exchange Commission (“SEC”), which will contain a proxy statement with respect to the special stockholders meeting to be held by M-Flex and a prospectus/offer document with respect to the offer to be made to the shareholders of MFS. Information contained in this script is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4, when it becomes available.

Assumptions Made by M-Flex in Connection with the Third Quarter Net Sales and Net Income Forecasts Announced in this Call

The third quarter net sales and net income forecasts announced in this call have been made on bases consistent with the accounting policies normally adopted by M-Flex and are based upon a number of assumptions, including but not limited to the following:

1.	There will be no material change in the mix of products or in customer pricing from that contained in M-Flex’s backlog and customer program forecast for the third quarter (the “Third Quarter Plan”).

2.	The customer programs in the Third Quarter Plan will not be cancelled, accelerated or postponed in a manner that is materially different than anticipated in the Third Quarter Plan.

3.	There will be no material change in:

a.	the political, regulatory or legal conditions affecting M-Flex, the industry or the countries in which M-Flex operates;

b.	the prevailing bases or rates of taxation, contributions, tariffs, duties and interest rates, or the accounting principles, policies or standards, which may affect M-Flex;

c.	inflation rates or the prevailing foreign currency exchange rates applicable to M-Flex;

d.	the structure, principal activities or business practices of M-Flex, including any material cost change in the operating structure of M-Flex;

e.	warranty costs;

f.	yield attainment as compared to that expected by the Third Quarter Plan;

g.	the costs of raw materials, components or labor, or any shortage or other disruption thereof;

h.	headcount, overheads or other costs from those currently prevailing;

i.	the general economic and financial positions of M-Flex, its suppliers or its customers, including M-Flex’s ability to collect outstanding accounts receivable; and

j.	the realizable value or utility of on-hand inventories.

4.	There will be no unanticipated acquisitions or disposals of assets or subsidiaries by M-Flex.

5.	There will be no material capital expenditure or borrowings other than those anticipated.

6.	There will be no material disruption arising from industrial disputes, or the supply of labor or power, or any other causes that will affect the operations of M-Flex.

7.	There will be no requirement for material provisions to be made by M-Flex in respect of (a) any contingent liability, litigation or arbitration threatened or otherwise, abnormal bad debts or uncompleted contracts, or (b) the assets and liabilities of M-Flex.